Nuveen Asset Management

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

November 20, 2009

OVERNIGHT DELIVERY AND EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Mortgage Opportunity Term Fund

Registration Statement on Form N-2

File Nos. 333-161958 and 811-22329

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Mortgage Opportunity Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on November 24, 2009 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

By:	/s/ KEVIN J. MCCARTHY
Kevin J. McCarthy
Vice President and Secretary

VIA EDGAR

November 20, 2009

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Mortgage Opportunity Term Fund

Registration Statement on Form N-2

File Nos. 333-161958 and 811-22329

Dear Mr. Grzeskiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on November 9, 2009 and the Preliminary Prospectus dated November 9, 2009, began on November 9, 2009 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on November 24, 2009, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 25,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on November 24, 2009 or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name: Jerry Raio
Title: Managing Director